Related Financial Services, LLC

(A Wholly Owned Subsidiary of Related Fund Management, LLC)
Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2017

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69406

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____01/01/17_____ AND ENDING _____12/31/17_____
                                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Related Financial Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 Columbus Circle_____
                                                    (No. and Street)

New York   NY   10023
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Stupay   (212) 897-1692
                                                                              (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - if individual, state last, first, middle name)

51 John F. Kennedy Parkway   Short Hills   NJ   07078
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).SEC 1410 (3-91)

Related Financial Services, LLC
(A Wholly Owned Subsidiary of Related Fund Management, LLC)
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Report of Independent Registered Public Accounting Firm.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Operations.
[ ] Statement of Changes in Members' Equity.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
       under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers
       Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and
       Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital
       Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
       Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial
       Condition With Respect to Methods of Consolidation.
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since
       the date of the previous audit (Supplemental Report on Internal Control).
[ ] Independent Auditors' Report Regarding Rule 15c3-3 exemption
[ ] Rule 15c3-3 Exemption Report

**   *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-
5(e)(3).*

AFFIRMATION

I, Daniel A. Fulop, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Related Financial Services, LLC at December 31, 2017, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



_____
Signature

CEO _____
Title

Subscribed and sworn to before me



_____

MARIA D. GIRON
Notary Public, State of New York
Registration #01GI6301079
Qualified In New York County
Commission Expires April 14, 2018

Related Financial Services, LLC
(A Wholly Owned Subsidiary of Related Fund Management, LLC)
Index
December 31, 2017



KPMG LLP
New Jersey Headquarters
51 John F. Kennedy Parkway
Short Hills, NJ 07078-2702

Report of Independent Registered Public Accounting Firm

The Member
Related Financial Services, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Related Financial Services, LLC (the Company) as of December 31, 2017, and the related notes (the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2016.

Short Hills, New Jersey
February 28, 2018

Related Financial Services, LLC
(A Wholly Owned Subsidiary of Related Fund Management, LLC)

Statement of Financial Condition
December 31, 2017

Assets	
Cash	$ 21,919,079
Due from escrow agent	1,470,000
Due from affiliates	839,175
Property and furniture net of accumulated depreciation of $27,377	117,327
Prepaid expenses and other assets	20,310
Total assets	$ 24,365,891
Liabilities and Member's Equity	
Foreign finders' fees payable	$ 14,186,673
Accounts payable and accrued expenses	96,781
Due affiliate	463,903
Total liabilities	14,747,357
Member's equity	9,618,534
Total liabilities and member's equity	$ 24,365,891

The accompanying notes are an integral part of this financial statement.

1. **Organization and Business**

    Related Financial Services, LLC (the "Company"), is a limited liability company and was formed under the laws of the state of Delaware on November 6, 2013. The Company is a broker-dealer and is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

    The Company acts primarily as a broker or dealer selling private placements of securities under the EB-5 Immigrant Investor Program. The issuers of the private placements are affiliated entities.

2. **Summary of Significant Accounting Policies**

    Basis of presentation
    These financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP"), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

    Cash
    All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution and may at times exceed amounts insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

    Financial instruments not measured at fair value
    Certain of the Company's assets and liabilities are not measured at fair value on a recurring basis but nevertheless are recorded at amounts that approximate fair value due to their liquid or short-term nature.

    Due from escrow agent
    The Company, pursuant to a third-party escrow agreement, is required to maintain a $250,000 deposit with the escrow agent.

    Fixed assets
    Fixed assets are recorded at cost, net of accumulated depreciation and amortization, which is calculated on a straight-line basis over estimated useful lives of five years. Leasehold improvements are amortized on a straight-line basis over 10 years.

2. **Summary of Significant Accounting Policies (continued)**

    Income taxes
    As a limited liability company, the Company is not liable for U.S. federal income taxes, but rather income or loss is allocated to its Members; the Members are then liable for any income taxes.

    The Company is a single member limited liability company, and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal and state income taxes.

    At December 31, 2017, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. Interest and penalties assessed, if any, are recorded as income tax expense.

    In the normal course of business, the Company is subject to examination by federal, state and local income tax regulators. As of December 31, 2017, the Company's federal income tax returns and state and local tax returns are open under the relevant statute of limitations, and therefore subject to examination since 2014.

3. **Transactions with Affiliates**

    An affiliate provides to the Company payroll, pension, and employee benefit administrative services for the Company's associated persons and office and administrative services for the Company to operate its business. On May 1, 2016, the Company entered into an office lease with an affiliate that will expire on October 30, 2019. The total amount due to the affiliate, at December 31, 2017, is approximately $464,000.

    The Company acts as placement agent for issuers that are affiliated entities. At December 31, 2017, commission revenue due from these related entities was $803,301.

    The terms of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4. **Fixed assets**

    Fixed assets at December 31, 2017 consists of:

Furniture and fixtures	$ 19,560
Leasehold improvement	125,144
	144,704
Less: Accumulated depreciation and amortization	(27,377)
	$ 117,327

5. **Contingencies**

In the ordinary course of its business, the Company may enter into contracts or agreements that contain indemnifications or warranties. Future events could occur that lead to the execution of these provisions against the Company. Management believes that the likelihood of such an event is remote.

6. **Regulatory Requirements**

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 and has elected to compute its net capital requirements in accordance with the Alternative Net Capital Method. Under this alternative method, net capital, as defined, shall not be less than $250,000. At December 31, 2017, the Company had net capital of approximately $7,172,000 which exceeded the required net capital by approximately $6,922,000.

The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

7. **Commitments**

The Company leases its office space from an affiliate under a noncancelable operating lease.

The approximate aggregate minimum future payments under the lease including required payments for increases in real estate taxes but exclusive operating cost escalations, are payable as follows:

Year Ending December 31,		Total Commitments
2018	$	213,000
2019		177,000
	$	390,000

8. **Subsequent Events**

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2017. The Company made capital distributions of $500,000 on both January 2, 2018 and February 21, 2018.